Notice to ASX/LSE Stronger, sharper and simpler Rio Tinto to deliver leading returns 4 December 2025 Rio Tinto will today outline its strategy to deliver industry leading returns by becoming stronger, sharper and simpler, at its 2025 Capital Markets Day. Chief Executive Simon Trott and members of the executive team will detail how Rio Tinto will unlock its full potential to become the most valued metals and mining business through a strategy that starts with having the right assets in the right markets, supported by a diversified model that delivers market-leading performance and industry-leading returns. Three strategic pillars are focused on driving a step change in performance and returns:  Operational excellence: streamlining to three world class businesses – Iron Ore, Copper and Aluminium & Lithium – with safety first, a relentless focus on productivity and leveraging best in class ore body knowledge  Project execution: creating new options for organic growth by delivering projects reliably, efficiently and at scale  Capital discipline: continuing to allocate capital with rigor and maintaining a strong, resilient balance sheet, with leading returns Value is being delivered through immediate focus areas including:  Leading production growth: 7% growth expected in 20251 and 3% compound annual production growth outlook to 20302 underpinned by the delivery and ramp-up of developments across copper (Oyu Tolgoi), iron ore (Simandou) and lithium (Arcadium, Rincon).  $650 million3 of annualised productivity benefits in first three months, with significantly more targeted: Includes a simplified organisation (three product groups, delayered business, accountability devolved to assets), stronger operational discipline (leveraging productivity and efficiency practices to eliminate waste), and a sharper focus on the portfolio (stopping non-core projects, studies and programmes).  Opportunistic release of $5-10 billion from existing asset base: Release cash where third-party funding is lower than cost of capital. Includes exploring commercial, partnership and ownership options across land, infrastructure, mining and processing assets. The strategic reviews of Iron and Titanium, and Borates are advancing as planned, with the next phase focused on testing the market for these assets. 1 2025F copper equivalent production is a forecast based on mid-point production guidance or top / bottom of the range based on the guidance section of this presentation. 2 Ambition for compound annual growth rate (CAGR) for copper equivalent (CuEq) production based on mid-point production guidance from 2024 to 2030F, removing assets under strategic review from the 2024 baseline to be on a like-for-like basis and applying the following formula: CuEq = Rio Tinto’s share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. 3 Productivity benefits are opex savings on an annual run rate basis. They include actions already realised ($370m) and actions which will be delivered by end of Q1 2026 ($280m). All figures are on a consolidated basis. EXHIBIT 99.1

Notice to ASX/LSE Rio Tinto Chief Executive Simon Trott said: “We are building from a position of strength for Rio Tinto’s next chapter, sharpening and simplifying the business to deliver leading returns. We will drive performance through discipline, productivity and unmatched growth to unlock the full potential of our diversified portfolio of world-class assets. “We are delivering strong early productivity benefits and cost savings with more to come. Freeing up cash from our asset base where it makes sense will strengthen the balance sheet and maintain returns, as we invest for the future with discipline. “Our experienced leadership team is committed to delivering against our mission to become the most valued metals and mining company – for shareholders, the people who work with us, our partners and the communities around us.” Further highlights from today’s presentations include:  4%4 reduction in unit costs from 2024-2030  Mid-term capex guidance5 (2028+) reverting to less than $10 billion, as we complete Oyu Tolgoi underground (copper), Simandou (iron ore) and lithium (predominantly Rincon) projects and execute replacement projects in the Pilbara (iron ore) and Amrun (bauxite)  In-flight lithium projects will be delivered to reach ~200ktpa capacity by 2028, with additional capital only committed when supported by markets and returns  EBITDA could rise by as much as 40-50% by 20306 based on long-run consensus prices, driven by 20% copper equivalent production growth, operational excellence and capital discipline  Increasing earnings diversification, with a growing contribution this year from aluminium and copper and mid-term financials increasingly balanced across our key commodities  A strong balance sheet, with a conservative net debt position providing flexibility through the cycle. Consistent 40-60% shareholder returns policy maintained over nine-years  Decarbonisation: Competitive decarbonisation pathway to 50% emissions reduction, with capital estimate to 2030 revised to $1-2 billion (previously $5-6 billion). This reflects our leveraging of third- party investment in renewables by energy developers and our financially disciplined capital allocation principles with the technologies needed to achieve the hardest net-zero emissions reductions taking time to mature Copper production guidance for 2025 is being upgraded to 860 – 875 kt (previously 780 – 850 kt) and unit cost guidance revised down to 80 – 100 c/lb (previously 110 - 130 c/lb). Bauxite production guidance for 2025 is being upgraded to exceed the previous guidance of 59 - 61Mt, with aluminium at the upper end of the 3.25 - 3.45Mt guidance range. IOC production guidance for 2025 is being downgraded to 9.0 - 9.5Mt (previously 9.7 - 11.4Mt). 2026 production and capital guidance is being released, along with mid-term capital guidance: 4 Indicative operating cost of sales of our operations, not intended to be a profit forecast. See footnote 2 above for formula applied to calculate CuEq volumes. For comparability purposes, Simandou unit cost is not included until 2030F as the operation ramps up; tariff costs for aluminium have been removed. Operating costs in 2025 real terms. Compound annual growth rate (CAGR) from 2024 to 2030F. 5 Rio Tinto share of capital represents our net economic investment in capital projects and is adjusted for third party funding and proceeds from asset sales. Capital is reflected on the Group’s balance sheet in line with the Group’s consolidation principles, hence includes capital attributable to non-controlling interests. The guidance presented does not include Rio Tinto’s share of the Escondida Growth Program. In 2025 real terms. 6 % EBITDA contribution based on total operational EBITDA. See footnote 2 above for formula applied to calculate CuEq volumes. Ambition for volume growth for copper equivalent production. Forward looking view of EBITDA is not a profit forecast. This consolidated measure, presented in nominal terms, is calculated using long-run consensus prices, volume growth and unit cost decreases presented, using 2024 as a baseline (of 100%).

Notice to ASX/LSE

Production guidance	**2025** (including updates)	**2026**[7]
Total iron ore sales guidance 100% Mt[8]	--	343-366
Pilbara 100% Mt[8]	323-338 (lower end)	323-338
Simandou 100% Mt[8]	--	5-10
IOC Mt[8]	9.0-9.5 (RT share production, updated range)	15-18 (100% sales)
Copper (consolidated) kt	860-875 (upgraded range)	800-870
Bauxite Mt	>61Mt (exceed guidance)	58-61
Alumina Mt	7.4-7.8	7.6-8.0
Aluminium Mt	3.25-3.45Mt (upper end)	3.25-3.45
Lithium LCE kt	--	61-64

Capex guidance	**2025F**	**2026F**	**Mid-term (per year)**
Total Group	~$11bn	Up to ~$11bn	Up to $10bn[9]

The presentation slides and the live webcast, which begins at 0800 GMT | 1900 AEDT, can be accessed at www.riotinto.com/investorseminars.

Forward-looking statements

This announcement contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Rio Tinto does not intend to update these forward-looking statements and does not undertake any obligation to do so.

[7] The strategic reviews of RTIT and Borates are advancing as planned, with the next phase focused on testing the market for these assets. As such, we will no longer provide production guidance for RTIT and Borates while this process is underway.

[8] Wet metric tonne basis.

[9] Subject to ongoing inflationary pressure.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +976 95 091 237 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com